LMS Medical Systems Inc.

For Immediate Release

LMS Q4 REVENUE INCREASES 575% TO $1.5 MILLION

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REVENUES FOR THE FISCAL YEAR INCREASE 81% TO $2.9 MILLION

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CONTRACT BACKLOG INCREASES 26% IN 4TH QUARTER TO $4.4 MILLION

Montreal, Quebec, May 15, 2007 - LMS Medical Systems (TSX: LMZ, AMEX: LMZ), a healthcare technology company and developer of the CALMTM clinical information system and risk management software tools for obstetrics, today reported  its preliminary unaudited revenues  for the fourth  quarter of  fiscal 2007 ended March 31, 2007.  All amounts are in Canadian dollars.

Comparative quarterly revenue for Q4 2007 increased 575% to $1.5 million from $262,000 in addition to which orders signed though not completed due to client availability or timely recognition of revenue represented an additional $900,000 or total realized contracts of $2.4 million for the quarter.  Annual comparative revenues increased 81% to $2.9 million from $1.6 million in 2006.  The backlog of signed and recurring contracts increased by 26% to $4.4 million from $3.5 million reported the previous quarter and by 120% or $2.4 million from the $2.0 million reported in Q1 2007.  The continued increase in revenues is a reflection of new hospital installations completed during the last quarter as well as related recurring maintenance and technical revenues, which continue to grow as a result of an increasing client base.

Business Outlook and Guidance

LMS anticipates that the revenue and backlog growth will continue due to following factors:

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LMS’ growing presence in the marketplace is the result of sales efforts with several hospital groups, the continued success of which should drive further additional revenue opportunities.

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Significant increases in revenues related to CALM Clinical Information Systems and our risk management tools are anticipated pending the release of interoperability components for a private branded product developed in conjunction with McKesson. Commercial availability of this product is scheduled for this summer.

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Additional revenues expected from the commercial release of CALM Patterns this year.

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Expanding pipeline of additional new products and business alliances, are being pursued to open additional market opportunities and extend the reach of LMS existing line of software and risk management tools.

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As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the growth of our installed base.

Complete audited results for the fiscal year ended March 31, 2007 along with Management’s Discussion and Analysis will be released in normal course on or about June 13th and will be available in Canada at www.sedar.com, in the United States at www.sec.gov and at www.lmsmedical.com.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM™ Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements.  Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Yves Grou, Chief Financial Officer	David Gordon / Grant Howard
LMS Medical Systems Inc.	The Howard Group Inc.
Tel: (514) 488-3461 Ext. 238	Toll Free: 1-888-221-0915
Fax: (514) 488-1880	info@howardgroupinc.com
yves@lmsmedical.com / www.lmsmedical.com	www.howardgroupinc.com